UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2013

Commission File Number: 000-51672

FREESEAS INC.

(Name of Registrant)

10, Eleftheriou Venizelou Street (Panepistimiou Ave.), 106 71, Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On June 17, 2013, FreeSeas Inc. (the "Company") received a letter from The NASDAQ Stock Market ("NASDAQ"), notifying the Company that for the last 30 consecutive business days, the closing bid price of the Company’s common stock has been below $1.00 per share, the minimum closing bid price required by the continued listing requirements of NASDAQ set forth in Listing Rule 5450(a)(1) (the "Rule").

In accordance with Listing Rule 5810(c)(3)(A), the Company has 180 calendar days, or until December 16, 2013, to regain compliance with the Rule (the "Compliance Period"). To regain compliance, the closing bid price of the Company’s common stock must be at least $1.00 per share for a minimum of 10 consecutive business days during the Compliance Period. The NASDAQ notification has no effect at this time on the listing of the Company's common stock on the NASDAQ Capital Market.

If the Company does not regain compliance by December 16, 2013, NASDAQ will provide written notification to the Company that its common stock may be delisted. The Company may, however, be eligible for an additional grace period of 180 calendar days if it satisfies the continued listing requirement for market value of publicly held shares and all other initial listing standards (with the exception of the Bid Price Rule) for listing on the NASDAQ Capital Market, and submits a timely notification to NASDAQ of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split of the shares of its Common Stock, if necessary. The Company may also appeal NASDAQ's delisting determination to a NASDAQ Hearings Panel.

There is no assurance as to the price at which the Company’s common stock will trade. The Company intends to actively monitor the bid price for its common stock during the Compliance Period, and if the common stock continues to trade below the minimum bid price required for continued listing, the Company’s board of directors will consider its options to regain compliance with the continued listing requirements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREESEAS INC.

Date: June 18, 2013	By:	/s/ ALEXANDROS MYLONAS
Alexandros Mylonas
Chief Financial Officer